UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04039446

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for July 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
AUG 02 2004
THOMSON
FINANCIAL

114024 SASCO 2004-16XS
Form SE re Comp. Mats.

1 of 30

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 30, 2004.

STRUCTURED ASSET SECURITIES
CORPORATION

By: ______________________________
Name: Daniel E. Israeli
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

TERM SHEET AND COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-16XS

114024 SASCO 2004-16XS
Form SE re Comp. Mats.

$252,849,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-16XS
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call							
Class	Approx. Size ($) [1]	Coupon / Margin [2]	Est. WAL [3] (yrs.)	Payment Window [3] (mos.)	Expected Initial C/E [4] (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) [5]
A1[6][7][8]	101,942,000	LIBOR + [%]	1.00	1 – 24	5.35%	July 25, 2034	[Aaa/AAA]
A2[7]	60,894,000	[4.77%]	2.90	24 – 50	5.35%	July 25, 2034	[Aaa/AAA]
A3[7]	53,350,000	[5.96%]	6.49	50 – 100	5.35%	July 25, 2034	[Aaa/AAA]
A4[7][9]	24,020,000	[5.35%]	6.41	37 – 100	5.35%	July 25, 2034	[Aaa/AAA]
M1[7]	5,690,000	[5.76%]	5.50	37 – 100	3.10%	July 25, 2034	[TBD]
M2[7]	3,792,000	[6.21%]	5.49	37 – 100	1.60%	July 25, 2034	[TBD]
M3[7]	3,161,000	[6.33%]	4.71	37 – 96	0.35%	July 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** The Class M1, M2, and M3 Certificates are not being offered herein.**

(1) Bond sizes are based on the June 1, 2004 collateral balance (as shown on pages 18-26). The actual bond sizes will be based on the July 1, 2004 collateral balance. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1 Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap; the margin for the Class A1 Certificates will double, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the age of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately 3.04% which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1 Certificates (i.e., the Class A1 Certificates will settle flat).

(7) The Class A1, A2, A3, and A4 Certificates are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1 Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of 6.50%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

(9) The Class A4 Certificates are non-accelerating Senior Certificates.

To Maturity							
Class	Approx. Size ($) (1)	Coupon / Margin (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Initial C/E (4) (%)	Legal Final Maturity	Ratings (Moody's/S&P) (5)
A1 (6)(7)(8)	101,942,000	LIBOR + [%]	1.00	1 – 24	5.35%	July 25, 2034	[Aaa/AAA]
A2 (7)	60,894,000	[4.77%]	2.90	24 – 50	5.35%	July 25, 2034	[Aaa/AAA]
A3 (7)	53,350,000	[5.96%]	7.70	50 – 229	5.35%	July 25, 2034	[Aaa/AAA]
A4 (7)(9)	24,020,000	[5.35%]	6.57	37 – 222	5.35%	July 25, 2034	[Aaa/AAA]
M1 (7)	5,690,000	[5.76%]	5.89	37 – 145	3.10%	July 25, 2034	[TBD]
M2 (7)	3,792,000	[6.21%]	5.65	37 – 124	1.60%	July 25, 2034	[TBD]
M3 (7)	3,161,000	[6.33%]	4.71	37 – 96	0.35%	July 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** The Class M1, M2, and M3 Certificates are not being offered herein.**

(1) Bond sizes are based on the June 1, 2004 collateral balance (as shown on pages 18-26). The actual bond sizes will be based on the July 1, 2004 collateral balance. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1 Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap; the margin for the Class A1 Certificates will double, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the age of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately 3.04% which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1 Certificates (i.e., the Class A1 Certificates will settle flat).

(7) The Class A1, A2, A3, and A4 Certificates are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1 Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of 6.50%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

(9) The Class A4 Certificates are non-accelerating Senior Certificates.

A1 [Aaa/AAA] L + [%]	A4 [Aaa/AAA] 5.35%	Principal will be paid Concurrently to: 1. To the Class A4 Certificates, the Class A4 Priority Amount; and 2. Class A1, A2, and A3 Certificates (sequentially)
A2 [Aaa/AAA] 4.77%		Class A4 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.
A3 [Aaa/AAA] 5.96%		
M1 [TBD] 5.76%		For the first 36 months or when a Trigger Event is in effect the Class M1, M2, and M3 Certificates will not receive payments of principal.
M2 [TBD] 6.21%		
M3 [TBD] 6.33%		

Class A1 Discount Margin Table (DMs are expressed in basis points)(1)(2)

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration
99-06	73.16	1.52	82.64	1.29	88.91	1.17	101.31	0.99	119.58	0.81	134.65	0.70	149.65	0.62
99-08	69.05		77.80		83.58		95.02		111.88		125.78		139.62	
99-10	64.94		72.96		78.25		88.74		104.19		116.93		129.60	
99-12	60.84		68.12		72.94		82.46		96.50		108.08		119.60	
99-14	56.74		63.29		67.62		76.19		88.82		99.23		109.60	
99-16	52.64	1.52	58.47	1.29	62.31	1.17	69.92	0.99	81.15	0.81	90.40	0.70	99.61	0.62
99-18	48.55		53.64		57.01		63.67		73.48		81.57		89.62	
99-20	44.46		48.82		51.71		57.41		65.82		72.75		79.65	
99-22	40.38		44.01		46.41		51.16		58.17		63.94		69.69	
99-24	36.29		39.20		41.12		44.92		50.52		55.14		59.73	
99-26	32.21	1.53	34.39	1.29	35.83	1.18	38.68	1.00	42.88	0.81	46.34	0.71	49.79	0.62
99-28	28.14		29.59		30.55		32.45		35.25		37.55		39.85	
99-30	24.07		24.79		25.27		26.22		27.62		28.77		29.92	
100-00	20.00		20.00		20.00		20.00		20.00		20.00		20.00	
100-02	15.94		15.21		14.73		13.78		12.39		11.23		10.09	
100-04	11.87	1.53	10.43	1.30	9.47	1.18	7.57	1.00	4.78	0.82	2.48	0.71	0.19	0.63
100-06	7.82		5.64		4.21		1.37		-2.82		-6.27		-9.71	
100-08	3.76		0.87		-1.05		-4.83		-10.41		-15.02		-19.59	
100-10	-0.29		-3.91		-6.30		-11.03		-18.00		-23.75		-29.47	
100-12	-4.33		-8.67		-11.54		-17.22		-25.58		-32.48		-39.34	
100-14	-8.38	1.53	-13.44	1.30	-16.78	1.18	-23.40	1.00	-33.16	0.82	-41.20	0.71	-49.20	0.63
100-16	-12.42		-18.20		-22.02		-29.58		-40.72		-49.91		-59.05	
100-18	-16.45		-22.96		-27.25		-35.75		-48.28		-58.61		-68.89	
100-20	-20.49		-27.71		-32.48		-41.92		-55.84		-67.31		-78.72	
100-22	-24.52		-32.46		-37.70		-48.08		-63.39		-76.00		-88.55	
100-24	-28.54	1.53	-37.20	1.30	-42.92	1.18	-54.24	1.00	-70.93	0.82	-84.68	0.71	-98.37	0.63
100-26	-32.56		-41.94		-48.13		-60.39		-78.46		-93.36		-108.17	
WAL to Call	**1.54**		**1.30**		**1.18**		**1.000**		**0.81**		**0.71**		**0.62**	
WAL to Maturity	**1.54**		**1.30**		**1.18**		**1.000**		**0.81**		**0.71**		**0.62**	
First Pay	**8/25/2004**		**8/25/2004**		**8/25/2004**		**8/25/2004**		**8/25/2004**		**8/25/2004**		**8/25/2004**	
Last Pay	**10/25/2007**		**3/25/2007**		**12/25/2006**		**7/25/2006**		**2/25/2006**		**12/25/2005**		**10/25/2005**	

(1)Libor =1.38%

(2) To 10% Optional Redemption

Class A2 Yield Table (Yields are expressed in %)[1]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-06	4.94	4.22	4.96	3.52	4.97	3.17	5.01	2.64	5.06	2.08	5.10	1.78	5.14	1.55
99-08	4.92		4.94		4.95		4.98		5.03		5.06		5.10	
99-10	4.91		4.92		4.93		4.96		5.00		5.03		5.06	
99-12	4.89		4.90		4.91		4.93		4.97		4.99		5.02	
99-14	4.88		4.89		4.89		4.91		4.94		4.96		4.98	
99-16	4.86	4.22	4.87	3.53	4.87	3.18	4.89	2.64	4.91	2.08	4.92	1.78	4.94	1.55
99-18	4.85		4.85		4.86		4.86		4.88		4.88		4.89	
99-20	4.83		4.83		4.84		4.84		4.84		4.85		4.85	
99-22	4.82		4.82		4.82		4.82		4.81		4.81		4.81	
99-24	4.80		4.80		4.80		4.79		4.78		4.78		4.77	
99-26	4.79	4.22	4.78	3.53	4.78	3.18	4.77	2.64	4.76	2.08	4.74	1.78	4.73	1.55
99-28	4.77		4.76		4.76		4.74		4.73		4.71		4.69	
99-30	4.76		4.75		4.74		4.72		4.70		4.67		4.65	
100-00	4.74		4.73		4.72		4.70		4.67		4.64		4.61	
100-02	4.73		4.71		4.70		4.67		4.64		4.60		4.57	
100-04	4.71	4.23	4.69	3.53	4.68	3.18	4.65	2.64	4.61	2.08	4.57	1.78	4.53	1.55
100-06	4.70		4.67		4.66		4.63		4.58		4.53		4.49	
100-08	4.68		4.66		4.64		4.60		4.55		4.50		4.45	
100-10	4.67		4.64		4.62		4.58		4.52		4.47		4.41	
100-12	4.65		4.62		4.60		4.56		4.49		4.43		4.37	
100-14	4.64	4.23	4.60	3.53	4.58	3.18	4.53	2.65	4.46	2.09	4.40	1.79	4.33	1.55
100-16	4.62		4.59		4.56		4.51		4.43		4.36		4.29	
100-18	4.61		4.57		4.54		4.49		4.40		4.33		4.25	
100-20	4.60		4.55		4.52		4.46		4.37		4.29		4.21	
100-22	4.58		4.53		4.50		4.44		4.34		4.26		4.17	
100-24	4.57	4.23	4.52	3.54	4.48	3.19	4.42	2.65	4.31	2.09	4.22	1.79	4.13	1.56
100-26	4.55		4.50		4.46		4.39		4.28		4.19		4.09	
WAL to Call	4.86		3.98		3.54		2.90		2.25		1.91		1.65	
WAL to Maturity	4.86		3.98		3.54		2.90		2.25		1.91		1.65	
First Pay	10/25/2007		3/25/2007		12/25/2006		7/25/2006		2/25/2006		12/25/2005		10/25/2005	
Last Pay	12/25/2011		5/25/2010		8/25/2009		9/25/2008		7/25/2007		2/25/2007		9/25/2006	

[1] To 10% Optional Redemption

Class A3 Yield Table (Yields expressed in %)[1]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-06	6.09	7.98	6.09	6.89	6.10	6.25	6.11	5.18	6.14	4.04	6.16	3.34	6.18	2.79
99-08	6.08		6.09		6.09		6.10		6.12		6.14		6.16	
99-10	6.07		6.08		6.08		6.09		6.11		6.12		6.14	
99-12	6.06		6.07		6.07		6.08		6.09		6.10		6.12	
99-14	6.06		6.06		6.06		6.07		6.08		6.08		6.09	
99-16	6.05	7.99	6.05	6.90	6.05	6.26	6.05	5.18	6.06	4.04	6.07	3.34	6.07	2.79
99-18	6.04		6.04		6.04		6.04		6.04		6.05		6.05	
99-20	6.03		6.03		6.03		6.03		6.03		6.03		6.03	
99-22	6.02		6.02		6.02		6.02		6.01		6.01		6.00	
99-24	6.02		6.01		6.01		6.01		6.00		5.99		5.98	
99-26	6.01	8.00	6.00	6.90	6.00	6.26	5.99	5.19	5.98	4.04	5.97	3.34	5.96	2.80
99-28	6.00		6.00		5.99		5.98		5.97		5.95		5.94	
99-30	5.99		5.99		5.98		5.97		5.95		5.93		5.91	
100-00	5.98		5.98		5.97		5.96		5.94		5.92		5.89	
100-02	5.98		5.97		5.96		5.95		5.92		5.90		5.87	
100-04	5.97	8.01	5.96	6.91	5.95	6.27	5.93	5.19	5.91	4.05	5.88	3.35	5.85	2.80
100-06	5.96		5.95		5.94		5.92		5.89		5.86		5.83	
100-08	5.95		5.94		5.93		5.91		5.88		5.84		5.80	
100-10	5.95		5.93		5.92		5.90		5.86		5.82		5.78	
100-12	5.94		5.92		5.91		5.89		5.84		5.80		5.76	
100-14	5.93	8.02	5.91	6.91	5.90	6.27	5.87	5.20	5.83	4.05	5.79	3.35	5.74	2.80
100-16	5.92		5.91		5.89		5.86		5.81		5.77		5.72	
100-18	5.92		5.90		5.88		5.85		5.80		5.75		5.69	
100-20	5.91		5.89		5.87		5.84		5.78		5.73		5.67	
100-22	5.90		5.88		5.86		5.83		5.77		5.71		5.65	
100-24	5.89	8.02	5.87	6.92	5.85	6.28	5.81	5.20	5.75	4.05	5.69	3.35	5.63	2.80
100-26	5.88		5.86		5.84		5.80		5.74		5.68		5.61	
WAL to Call	11.40		9.33		8.22		6.49		4.81		3.87		3.17	
WAL to Maturity	13.18		10.92		9.68		7.70		5.59		4.27		3.24	
First Pay	12/25/2011		5/25/2010		8/25/2009		9/25/2008		7/25/2007		2/25/2007		9/25/2006	
Last Pay	9/25/2017		9/25/2015		8/25/2014		11/25/2012		1/25/2011		1/25/2010		3/25/2009	

(1) To 10% Optional Redemption

Class A4 Yield Table (Yields are expressed in %)[1]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-06	5.49	5.90	5.49	5.65	5.49	5.51	5.50	5.24	5.51	4.72	5.52	4.30	5.53	3.87
99-08	5.48		5.48		5.48		5.49		5.49		5.50		5.51	
99-10	5.47		5.47		5.47		5.47		5.48		5.49		5.50	
99-12	5.46		5.46		5.46		5.46		5.47		5.47		5.48	
99-14	5.44		5.45		5.45		5.45		5.45		5.46		5.46	
99-16	5.43	5.90	5.44	5.66	5.44	5.51	5.44	5.24	5.44	4.73	5.44	4.30	5.45	3.87
99-18	5.42		5.42		5.42		5.43		5.43		5.43		5.43	
99-20	5.41		5.41		5.41		5.41		5.41		5.41		5.41	
99-22	5.40		5.40		5.40		5.40		5.40		5.40		5.40	
99-24	5.39		5.39		5.39		5.39		5.39		5.39		5.38	
99-26	5.38	5.91	5.38	5.66	5.38	5.52	5.38	5.25	5.37	4.73	5.37	4.30	5.37	3.87
99-28	5.37		5.37		5.37		5.37		5.36		5.36		5.35	
99-30	5.36		5.36		5.36		5.35		5.35		5.34		5.33	
100-00	5.35		5.35		5.35		5.34		5.33		5.33		5.32	
100-02	5.34		5.34		5.33		5.33		5.32		5.31		5.30	
100-04	5.33	5.91	5.33	5.67	5.32	5.52	5.32	5.25	5.31	4.73	5.30	4.31	5.29	3.88
100-06	5.32		5.31		5.31		5.31		5.30		5.28		5.27	
100-08	5.31		5.30		5.30		5.29		5.28		5.27		5.25	
100-10	5.30		5.29		5.29		5.28		5.27		5.26		5.24	
100-12	5.29		5.28		5.28		5.27		5.26		5.24		5.22	
100-14	5.28	5.92	5.27	5.67	5.27	5.53	5.26	5.26	5.24	4.74	5.23	4.31	5.21	3.88
100-16	5.27		5.26		5.26		5.25		5.23		5.21		5.19	
100-18	5.26		5.25		5.24		5.24		5.22		5.20		5.17	
100-20	5.24		5.24		5.23		5.22		5.20		5.18		5.16	
100-22	5.23		5.23		5.22		5.21		5.19		5.17		5.14	
100-24	5.22	5.93	5.22	5.68	5.21	5.53	5.20	5.26	5.18	4.74	5.15	4.31	5.13	3.88
100-26	5.21		5.21		5.20		5.19		5.16		5.14		5.11	
WAL to Call	7.45		7.05		6.83		6.41		5.64		5.04		4.47	
WAL to Maturity	7.48		7.11		6.90		6.57		6.25		6.07		5.96	
First Pay	8/25/2007		8/25/2007		8/25/2007		8/25/2007		9/25/2007		10/25/2007		11/25/2007	
Last Pay	9/25/2017		9/25/2015		8/25/2014		11/25/2012		1/25/2011		1/25/2010		3/25/2009	

[1] To 10% Optional Redemption

Principal Payment Priority

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all principal will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Pool Balance for such Distribution Date as follows:

(I) Concurrently as follows:

i. To the Class A4 Certificates, the Class A4 Priority Amount; and

ii. Sequentially to the Class A1, A2, and A3 Certificates, until reduced to zero; and

(II) Sequentially, to the Class M1, Class M2, and Class M3 Certificates.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A Certificates as described in (I) above, so that the Senior Enhancement Percentage equals two times the original Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective initial credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.35% of the Cut-Off Date loan principal balance.

The "Class A4 Priority Amount" for determining distributions of principal to the Class A4 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class A4 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount, (y) the Class A4 Percentage and (z) the Class A4 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class A1, A2, and A3 Certificates have been reduced to zero, the Class A4 Priority Amount will equal 100% of the Senior Principal Distribution Amount.

The "Class A4 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Class Principal Amount of the Class A4 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates immediately prior to such date.

The "Class A4 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, August 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

The "Principal Remittance Amount" for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, 100% of the Principal Remittance Amount and (b) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates immediately prior to that Distribution Date exceeds (y) the Senior Target Amount (as defined herein).

The "Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [89.30%] and (ii) the Pool Balance for such Distribution Date and (b) the amount, if any, by which (i) the Pool Balance for such Distribution Date exceeds (ii) approximately 0.35% of the Cut-Off Date Balance.

The "Stepdown Date" is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class M1, Class M2, and Class M3 Certificates and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero) and the denominator of which is the aggregate loan balance after giving effect to distributions on that Distribution Date.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, A4, M1, M2, and M3 for any Accrual Period will equal the lesser of (i) the rates stated or described on pages 1 and 2 and (ii) the Net Funds Cap (as defined herein). Interest for the Class A2, A3, A4, M1, M2, and M3 Certificates will be calculated on a 30/360 basis. Interest for the Class A1 Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the Class A2, A3, A4, M1, M2, and M3 Certificates on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class A1 Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The interest remittance amount for each Distribution Date will be allocated in the following Priority, to:

(1) To pay fees including the Servicing Fee and to reimburse the Servicer or Master Servicer for any advances;

(2) To pay Current Interest and then to pay Carryforward Interest to the Class A1, A2, A3, and A4 Certificates;

(3) To pay the Class A1, A2, A3, and A4 Certificates accrued and unpaid interest on any Deferred Amounts previously allocated to such class, and then to pay any Deferred Amounts previously allocated to such class;

(4) To pay Current Interest and then to pay Carryforward Interest to Classes M1, M2, and M3 (the "Subordinate Classes"), sequentially;

(5) To pay the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priorities in effect for such Distribution Date, as needed to create or maintain the Overcollateralization Target;

(7) To pay to the Class A1, A2, A3, and A4 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(8) To pay sequentially to the Class M1, M2, and M3 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(9) Pro rata, to the Class A Certificates any unpaid interest on Deferred Amounts and any unpaid Deferred Amounts;

(10) To pay the holders of the Class X Certificates; and

(11) All remaining amounts to the holder of the Class R Certificate.

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1 Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of 6.50%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Interest Rate Cap
1	$101,942,000.00
2	98,884,400.71
3	95,981,575.21
4	93,118,167.54
5	90,054,090.09
6	86,794,996.47
7	83,346,444.00
8	79,715,790.37
9	76,031,133.20
10	72,294,783.46
11	68,525,084.19
12	64,783,425.52
13	61,104,485.52
14	57,487,221.27
15	53,930,607.12
16	50,433,634.40
17	46,995,311.12
18	43,614,661.70
19	40,290,726.72
20	37,022,562.63
21	33,809,241.50
22	30,649,850.74
23	27,543,492.90
24	24,489,285.35

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class A1 Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class A1 Certificates or, in certain cases, the Class X Certificates.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to the product of (x) the weighted average Net Mortgage Rate and (y) with respect to the Class A1 Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on pages 1 and 2 exceeds (b) the amount of interest paid on such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class M3 Certificates, the Class M2 Certificates, the Class M1 Certificates, and then the Class A Certificates (pro-rata). Any Applied Loss Amounts allocated to the Certificates will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a write-down of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), on any Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first available Distribution Date by Aurora, then beginning with the following Distribution Date, the interest rate for each of the Class A Certificates (other than the Class A1 Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap; the margin on the Class A1 Certificate will double, subject to the Net Funds Cap.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora (67.3%) and SIB Mortgage (22.2%). 94.9% of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Senior Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Senior Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, the Class M1 Certificates will be senior in right of priority to the Class M2 Certificates and Class M3 Certificates; the Class M2 Certificates will be senior in right of priority to the Class M3 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class M3 Certificates, Class M2 Certificates, Class M1 Certificates, and then the Class A Certificates (pro-rata) have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization). Excess spread will be used to create or maintain the Overcollateralization Target. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-off Date loan principal balance.

The "Overcollateralization Target" for any Distribution Date (i) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, is equal to approximately 0.35% of the Cut-Off Date loan principal balance and (ii) on or after the Stepdown Date and as long as a Trigger Event is not in effect, is equal to 0.70% of the Pool Balance for such Distribution Date, subject to a floor of 0.35% of the Cut-Off Date loan principal balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [50%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date loan principal balance, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
August 2007 through July 2008	[1.00%]
August 2008 through July 2009	[1.25%]
August 2009 through July 2010	[1.50%]
August 2010 and thereafter	[1.75%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Contacts

MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
MBS Structuring	Sei Hyong Park	(212) 526-02030
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Syndicate	Daniel Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519

Summary of Terms

Issuer:	Structured Asset Securities Corporation 2004-16XS
Depositor:	Structured Asset Securities Corporation
Trustee:	Citibank N.A.
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	July 1, 2004
Expected Closing Date:	July 30, 2004
Expected Settlement Date:	July 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1 Certificates, which will have a zero day delay)
First Payment Date:	August 25, 2004
Day Count:	30/360 for all classes (except for the Class A1 Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually, except for approximately 1.82% of the mortgage loans which have a servicing fee greater than 0.25% of the pool balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum \$25,000; increments \$1 in excess thereof for the Senior Certificates. Minimum \$100,000; increments \$1,000 in excess thereof for the Class M1, M2, and M3 Certificates.
SMMEA Eligibility:	All classes, other than the Class M2 and M3 Certificates, are expected to be SMMEA eligible.
ERISA Eligibility:	All Classes are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

21

*SASCO 2004-16XS Collateral Summary**

Total Number of Loans	1,246	**Occupancy Status**	
Total Outstanding Loan Balance	$252,849,387.61	Primary Home	72.2%
Average Loan Principal Balance	$202,929	Investment	24.4%
Prepayment Penalty	33.62%	Second Home	3.4%
Weighted Average Coupon	7.069%		
Weighted Average Original Term (mo.)	356		
Weighted Average Remaining Term (mo.)	353	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	3	(Other states account individually for less than	
Non-Zero Weighted Average Original LTV	75.65%	5% of the Cut-off Date principal balance.)	
Original LTV > 80 and no MI	3.76%	CA	28.1%
Non-Zero Weighted Average FICO	689	TX	8.6%
		FL	7.9%
Prepayment Penalty (years)		NJ	5.4%
None	66.4%		
0.001 - 1.000	3.7%	**Lien Position**	
1.001 - 2.000	2.0%	First	100.0%
2.001 - 3.000	6.5%		
4.001 - 5.000	21.4%		

* *The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	63	2,574,340.92	1.02
50,000.01 - 100,000.00	288	22,096,541.99	8.74
100,000.01 - 150,000.00	307	38,117,825.64	15.08
150,000.01 - 200,000.00	166	29,167,041.62	11.54
200,000.01 - 250,000.00	107	23,738,451.51	9.39
250,000.01 - 300,000.00	75	20,441,306.29	8.08
300,000.01 - 350,000.00	68	22,041,669.69	8.72
350,000.01 - 400,000.00	50	18,970,615.23	7.50
400,000.01 - 450,000.00	25	10,636,426.18	4.21
450,000.01 - 500,000.00	30	14,493,381.04	5.73
500,000.01 - 550,000.00	17	9,024,989.93	3.57
550,000.01 - 600,000.00	14	8,044,265.18	3.18
600,000.01 - 650,000.00	9	5,706,977.16	2.26
650,000.01 - 700,000.00	3	2,019,645.18	0.80
700,000.01 - 750,000.00	3	2,240,000.00	0.89
750,000.01 - 800,000.00	4	3,085,561.82	1.22
800,000.01 - 850,000.00	1	847,435.23	0.34
850,000.01 - 900,000.00	1	873,908.83	0.35
900,000.01 - 950,000.00	3	2,780,950.00	1.10
950,000.01 - 1,000,000.00	5	4,960,120.68	1.96
1,000,000.01 - 1,250,000.00	1	1,223,945.30	0.48
1,250,000.01 - 1,500,000.00	3	3,993,988.19	1.58
1,750,000.01 - 2,000,000.00	3	5,770,000.00	2.28
Total:	**1,246**	**252,849,387.61**	**100.00**

Minimum: $23,100
Maximum: $2,000,000
Average: $202,929

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
5.00001 - 5.50000	9	2,241,644.67	0.89
5.50001 - 6.00000	65	14,168,819.61	5.60
6.00001 - 6.50000	114	25,702,111.82	10.16
6.50001 - 7.00000	519	123,591,872.05	48.88
7.00001 - 7.50000	207	32,688,197.54	12.93
7.50001 - 8.00000	128	25,412,931.62	10.05
8.00001 - 8.50000	69	12,954,219.95	5.12
8.50001 - 9.00000	75	9,681,692.96	3.83
9.00001 - 9.50000	36	3,930,925.01	1.55
9.50001 - 10.00000	13	2,010,818.90	0.80
10.00001 - 10.50000	9	372,875.76	0.15
10.50001 - 11.00000	1	52,250.00	0.02
12.50001 - 13.00000	1	41,027.72	0.02
Total:	**1,246**	**252,849,387.61**	**100.00**

Minimum: 5.125%
Maximum: 12.990%
Weighted Average: 7.069%

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (contiued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
171 - 180	18	2,985,784.31	1.18
181 - 240	23	3,751,889.59	1.48
301 - 360	1,205	246,111,713.71	97.34
Total:	**1,246**	**252,849,387.61**	**100.00**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 180	18	2,985,784.31	1.18
181 - 240	23	3,751,889.59	1.48
241 - 360	1,205	246,111,713.71	97.34
Total:	**1,246**	**252,849,387.61**	**100.00**

Minimum: 75
Maximum: 360
Weighted Average: 353

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

- Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.001 - 20.000	2	168,000.00	0.07
20.001 - 30.000	3	1,223,548.49	0.48
30.001 - 40.000	11	2,328,580.05	0.92
40.001 - 50.000	32	8,855,459.20	3.50
50.001 - 60.000	76	24,654,467.80	9.75
60.001 - 70.000	138	39,262,898.54	15.53
70.001 - 80.000	613	118,888,439.06	47.02
80.001 - 90.000	159	28,246,197.45	11.17
90.001 - 100.000	168	25,554,196.92	10.11
100.001 - 110.000	44	3,667,600.10	1.45
Total:	**1,246**	**252,849,387.61**	**100.00**

Non-Zero Minimum:	12.600%
Maximum:	103.00%
Non-Zero Weighted Average:	75.648%

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 0	8	1,608,880.07	0.64
521 - 540	1	67,000.00	0.03
541 - 560	2	357,764.08	0.14
561 - 580	4	603,378.82	0.24
581 - 600	24	5,552,246.14	2.20
601 - 620	48	8,543,066.29	3.38
621 - 640	92	17,781,144.93	7.03
641 - 660	150	34,996,863.90	13.84
661 - 680	267	53,502,556.71	21.16
681 - 700	139	30,286,231.73	11.98
701 - 720	188	41,309,690.81	16.34
721 - 740	115	18,918,727.68	7.48
741 - 760	99	18,353,888.66	7.26
761 - 780	70	11,670,878.39	4.62
781 - 800	35	8,287,868.94	3.28
801 - 820	4	1,009,200.46	0.40
Total:	**1,246**	**252,849,387.61**	**100.00**

Non-Zero Minimum:	535
Maximum:	816
Non-Zero Weighted Average:	689

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	661	119,559,596.92	47.28
Cash Out Refinance	432	98,653,584.60	39.02
Rate/Term Refinance	153	34,636,206.09	13.70
Total:	**1,246**	**252,849,387.61**	**100.00**

Property Type	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	785	159,771,176.35	63.19
PUD	182	40,330,162.10	15.95
2-4 Family	169	34,095,466.51	13.48
Condo	104	18,056,932.65	7.14
Co-op	2	330,900.00	0.13
Townhouse	4	264,750.00	0.10
Total:	**1,246**	**252,849,387.61**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

- Collateral characteristics are listed below as of the cut-off date*

States – Top 10	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA	208	71,013,737.52	28.09
TX	151	21,859,194.01	8.65
FL	143	20,045,745.41	7.93
NJ	59	13,574,109.52	5.37
NY	37	11,697,793.50	4.63
AZ	55	9,696,497.30	3.83
CO	47	9,322,567.04	3.69
MD	39	9,075,573.65	3.59
VA	31	6,988,271.96	2.76
MN	32	6,899,038.30	2.73
Other	444	72,676,859.40	28.74
Total:	**1,246**	**252,849,387.61**	**100.00**

Interest Only Loan Flag	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
No	910	166,245,323.74	65.75
Yes	336	86,604,063.87	34.25
Total:	**1,246**	**252,849,387.61**	**100.00**

Balloon Loan Flag	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Balloon Loan	4	1,113,470.39	0.44
Fully Amortizing Loan	1242	251,735,917.22	99.56
Total:	**1,246**	**252,849,387.61**	**100.00**

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Prepayment Penalty in Years			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.000	810	167,853,190.32	66.38
0.500	5	2,645,544.96	1.05
0.583	3	1,147,628.75	0.45
0.667	1	210,000.00	0.08
0.750	1	333,733.16	0.13
1.000	23	4,935,468.17	1.95
2.000	35	4,962,271.33	1.96
3.000	96	16,533,799.53	6.54
5.000	272	54,227,751.39	21.45
Total:	**1,246**	**252,849,387.61**	**100.00**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Full	462	87,163,883.45	34.47
Limited	416	82,215,952.25	32.52
No Documentation	291	64,410,286.88	25.47
No Ratio	77	19,059,265.03	7.54
Total:	**1,246**	**252,849,387.61**	**100.00**

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [50%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date loan principal balance, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
August 2007 through July 2008	[1.00%]
August 2008 through July 2009	[1.25%]
August 2009 through July 2010	[1.50%]
August 2010 and thereafter	[1.75%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Contacts

MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
MBS Structuring	Sei Hyong Park	(212) 526-02030
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Syndicate	Daniel Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519

Summary of Terms

Issuer:	Structured Asset Securities Corporation 2004-16XS
Depositor:	Structured Asset Securities Corporation
Trustee:	Citibank N.A.
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	July 1, 2004
Expected Closing Date:	July 30, 2004
Expected Settlement Date:	July 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1 Certificates, which will have a zero day delay)
First Payment Date:	August 25, 2004
Day Count:	30/360 for all classes (except for the Class A1 Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually, except for approximately 1.82% of the mortgage loans which have a servicing fee greater than 0.25% of the pool balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Senior Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Class M1, M2, and M3 Certificates.
SMMEA Eligibility:	All classes, other than the Class M2 and M3 Certificates, are expected to be SMMEA eligible.
ERISA Eligibility:	All Classes are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

*SASCO 2004-16XS Collateral Summary**

Total Number of Loans	1,246
Total Outstanding Loan Balance	$252,849,387.61
Average Loan Principal Balance	$202,929
Prepayment Penalty	33.62%
Weighted Average Coupon	7.069%
Weighted Average Original Term (mo.)	356
Weighted Average Remaining Term (mo.)	353
Weighted Average Loan Age (mo.)	3
Non-Zero Weighted Average Original LTV	75.65%
Original LTV > 80 and no MI	3.76%
Non-Zero Weighted Average FICO	689
Prepayment Penalty (years)	
None	66.4%
0.001 - 1.000	3.7%
1.001 - 2.000	2.0%
2.001 - 3.000	6.5%
4.001 - 5.000	21.4%

Occupancy Status	
Primary Home	72.2%
Investment	24.4%
Second Home	3.4%
Geographic Distribution	
(Other states account individually for less than 5% of the Cut-off Date principal balance.)	
CA	28.1%
TX	8.6%
FL	7.9%
NJ	5.4%
Lien Position	
First	100.0%

* *The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	63	2,574,340.92	1.02
50,000.01 - 100,000.00	288	22,096,541.99	8.74
100,000.01 - 150,000.00	307	38,117,825.64	15.08
150,000.01 - 200,000.00	166	29,167,041.62	11.54
200,000.01 - 250,000.00	107	23,738,451.51	9.39
250,000.01 - 300,000.00	75	20,441,306.29	8.08
300,000.01 - 350,000.00	68	22,041,669.69	8.72
350,000.01 - 400,000.00	50	18,970,615.23	7.50
400,000.01 - 450,000.00	25	10,636,426.18	4.21
450,000.01 - 500,000.00	30	14,493,381.04	5.73
500,000.01 - 550,000.00	17	9,024,989.93	3.57
550,000.01 - 600,000.00	14	8,044,265.18	3.18
600,000.01 - 650,000.00	9	5,706,977.16	2.26
650,000.01 - 700,000.00	3	2,019,645.18	0.80
700,000.01 - 750,000.00	3	2,240,000.00	0.89
750,000.01 - 800,000.00	4	3,085,561.82	1.22
800,000.01 - 850,000.00	1	847,435.23	0.34
850,000.01 - 900,000.00	1	873,908.83	0.35
900,000.01 - 950,000.00	3	2,780,950.00	1.10
950,000.01 - 1,000,000.00	5	4,960,120.68	1.96
1,000,000.01 - 1,250,000.00	1	1,223,945.30	0.48
1,250,000.01 - 1,500,000.00	3	3,993,988.19	1.58
1,750,000.01 - 2,000,000.00	3	5,770,000.00	2.28
Total:	**1,246**	**252,849,387.61**	**100.00**

Minimum: $23,100
Maximum: $2,000,000
Average: $202,929

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
5.00001 - 5.50000	9	2,241,644.67	0.89
5.50001 - 6.00000	65	14,168,819.61	5.60
6.00001 - 6.50000	114	25,702,111.82	10.16
6.50001 - 7.00000	519	123,591,872.05	48.88
7.00001 - 7.50000	207	32,688,197.54	12.93
7.50001 - 8.00000	128	25,412,931.62	10.05
8.00001 - 8.50000	69	12,954,219.95	5.12
8.50001 - 9.00000	75	9,681,692.96	3.83
9.00001 - 9.50000	36	3,930,925.01	1.55
9.50001 - 10.00000	13	2,010,818.90	0.80
10.00001 - 10.50000	9	372,875.76	0.15
10.50001 - 11.00000	1	52,250.00	0.02
12.50001 - 13.00000	1	41,027.72	0.02
Total:	**1,246**	**252,849,387.61**	**100.00**

Minimum: 5.125%
Maximum: 12.990%
Weighted Average: 7.069%

* *The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (contiued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
171 - 180	18	2,985,784.31	1.18
181 - 240	23	3,751,889.59	1.48
301 - 360	1,205	246,111,713.71	97.34
Total:	**1,246**	**252,849,387.61**	**100.00**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 180	18	2,985,784.31	1.18
181 - 240	23	3,751,889.59	1.48
241 - 360	1,205	246,111,713.71	97.34
Total:	**1,246**	**252,849,387.61**	**100.00**

Minimum: 75
Maximum: 360
Weighted Average: 353

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.001 - 20.000	2	168,000.00	0.07
20.001 - 30.000	3	1,223,548.49	0.48
30.001 - 40.000	11	2,328,580.05	0.92
40.001 - 50.000	32	8,855,459.20	3.50
50.001 - 60.000	76	24,654,467.80	9.75
60.001 - 70.000	138	39,262,898.54	15.53
70.001 - 80.000	613	118,888,439.06	47.02
80.001 - 90.000	159	28,246,197.45	11.17
90.001 - 100.000	168	25,554,196.92	10.11
100.001 - 110.000	44	3,667,600.10	1.45
Total:	**1,246**	**252,849,387.61**	**100.00**

Non-Zero Minimum:	12.600%
Maximum:	103.00%
Non-Zero Weighted Average:	75.648%

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 0	8	1,608,880.07	0.64
521 - 540	1	67,000.00	0.03
541 - 560	2	357,764.08	0.14
561 - 580	4	603,378.82	0.24
581 - 600	24	5,552,246.14	2.20
601 - 620	48	8,543,066.29	3.38
621 - 640	92	17,781,144.93	7.03
641 - 660	150	34,996,863.90	13.84
661 - 680	267	53,502,556.71	21.16
681 - 700	139	30,286,231.73	11.98
701 - 720	188	41,309,690.81	16.34
721 - 740	115	18,918,727.68	7.48
741 - 760	99	18,353,888.66	7.26
761 - 780	70	11,670,878.39	4.62
781 - 800	35	8,287,868.94	3.28
801 - 820	4	1,009,200.46	0.40
Total:	**1,246**	**252,849,387.61**	**100.00**

Non-Zero Minimum: 535
Maximum: 816
Non-Zero Weighted Average: 689

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	661	119,559,596.92	47.28
Cash Out Refinance	432	98,653,584.60	39.02
Rate/Term Refinance	153	34,636,206.09	13.70
Total:	**1,246**	**252,849,387.61**	**100.00**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	785	159,771,176.35	63.19
PUD	182	40,330,162.10	15.95
2-4 Family	169	34,095,466.51	13.48
Condo	104	18,056,932.65	7.14
Co-op	2	330,900.00	0.13
Townhouse	4	264,750.00	0.10
Total:	**1,246**	**252,849,387.61**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

States – Top 10			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA	208	71,013,737.52	28.09
TX	151	21,859,194.01	8.65
FL	143	20,045,745.41	7.93
NJ	59	13,574,109.52	5.37
NY	37	11,697,793.50	4.63
AZ	55	9,696,497.30	3.83
CO	47	9,322,567.04	3.69
MD	39	9,075,573.65	3.59
VA	31	6,988,271.96	2.76
MN	32	6,899,038.30	2.73
Other	444	72,676,859.40	28.74
Total:	**1,246**	**252,849,387.61**	**100.00**

Interest Only Loan Flag			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
No	910	166,245,323.74	65.75
Yes	336	86,604,063.87	34.25
Total:	**1,246**	**252,849,387.61**	**100.00**

Balloon Loan Flag			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Balloon Loan	4	1,113,470.39	0.44
Fully Amortizing Loan	1242	251,735,917.22	99.56
Total:	**1,246**	**252,849,387.61**	**100.00**

** The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Prepayment Penalty in Years	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.000	810	167,853,190.32	66.38
0.500	5	2,645,544.96	1.05
0.583	3	1,147,628.75	0.45
0.667	1	210,000.00	0.08
0.750	1	333,733.16	0.13
1.000	23	4,935,468.17	1.95
2.000	35	4,962,271.33	1.96
3.000	96	16,533,799.53	6.54
5.000	272	54,227,751.39	21.45
Total:	**1,246**	**252,849,387.61**	**100.00**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Full	462	87,163,883.45	34.47
Limited	416	82,215,952.25	32.52
No Documentation	291	64,410,286.88	25.47
No Ratio	77	19,059,265.03	7.54
Total:	**1,246**	**252,849,387.61**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of June 1, 2004 for illustration purposes. The actual cut-off date for the deal will be July 1, 2004.*